GS Mortgage Securities Corporation II
200 West Street
New York, New York 10282-2198
(212) 902-1000

March 25, 2022
Katherine Hsu
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C.  20549
Re:	GS Mortgage Securities Corporation II Registration Statement on Form SF-3 File No. 333-261764
Dear Ms. Hsu:
In accordance with Rule 461 under the Securities Act of 1933, as amended, GS Mortgage Securities Corporation II (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 1:00 p.m., Washington, D.C. time, on March 30, 2022, or as soon thereafter as practicable.
The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that: (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GSMSCII Shelf Acceleration Request

Very truly yours,

GS MORTGAGE SECURITIES CORPORATION II

By:	/s/ Leah Nivison
Name: Leah Nivison
Title: Director

cc:       Lisa Pauquette, Esq.
Cadwalader, Wickersham & Taft LLP

GSMSCII Shelf Acceleration Request